 Filed pursuant to Rule 253(g)(2)

File No. 024-11309

SUPPLEMENT DATED FEBRUARY 24, 2021

TO THE

OFFERING CIRCULAR DATED DECEMBER 17, 2020

OF

VIRTUIX HOLDINGS INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated December 17, 2020 of Virtuix Holdings Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular such that the last day on which subscriptions will be accepted is April 2, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series A-2 Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after April 2, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up through that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.